Mail Stop 3561

June 12, 2008

Jeffrey S. Carbiener
Chief Executive Officer and President
Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

> **Re:** **Lender Processing Services, Inc.**
> **Amendments No. 2, 3, and 4 to Registration Statement on Form 10**
> **Filed May 27, 2008, May 30, 2008, and June 10, 2008, respectively**
> **File No. 1-34005**

Dear Mr. Carbiener:

We have reviewed of your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10

(b) Exhibits

1. We note your response to comment 1 in our letter dated April 23, 2008. We reissue that comment.

Exhibit 99.1

2. We note your responses to comments 2, 3, 4, and 5 in our letter dated May 23, 2008. We reissue these comments. In this regard, we note your revised disclosure regarding the possible new debt of $1.6 billion you expect to incur in connection with the spin-off transaction. Also, we note that you have not yet obtained a firm commitment from any lenders for the new debt and do not expect to have definitive agreements for this new debt until the closing of the spin-off.

Before effectiveness, please file either the executed commitment letter from your lenders for the new debt or the new debt agreements, and please revise your document accordingly. Further, in your disclosure regarding the new debt, please discuss the firm signed commitment or agreement for the $1.6 billion in new debt obligations along with the anticipated terms and interest rates factually supporting your pro forma financial information.

Directors and Executive Officers, page 65

3. We note your response to comment 48 in our letter dated April 23, 2008. We reissue that comment.

Certain Relationships and Related Party Transactions, page 94

4. We note your response to comment 56 in our letter dated April 23, 2008. In that response, you state that you will file related party contracts as promptly as practical. Please tell us whether you have filed all of these contracts as exhibits. If not, please file these contracts.

Combined Financial Statements, page F-1

5. We note your response to comment 15 in our letter dated May 23, 2008. In that response, you state that the revisions you made to amounts previously reported for fiscals 2007, 2006, and 2005 on the face of the financial statements were reclassifications not subject to the disclosures required by SFAS no. 154. If these revisions were reclassifications as noted in your response, please provide the disclosures required by ARB 43, Chapter 2 explaining the nature of the reclassifications that resulted in the changes. As previously noted, for example, the increase in accounts payable, accrued liabilities, and other liabilities reported of $16,608 on page F-6 changed by over 22.9% from your previous filing and acquisitions, net of cash acquired changed by 13.9%.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend,

Attorney-Adviser, at (202) 551-3343, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Margarita A. Glinets, Esq.
          Dewey & LeBoeuf LLP
          Via Facsimile